SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification


     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company, on behalf of its subsidiary
Strategic Energy, L.L.C.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", "promissory note"):

     Strategic Energy, L.L.C. ("Strategic") and PNC Bank, National Association ("PNC") entered into a line of credit facility evidenced by a letter agreement dated November 14, 2000, as amended November 13, 2001, January 13, 2002 and February 20, 2002 (as amended, the "Letter Agreement") under which Strategic could borrow up to $35 million in aggregate principal amount outstanding at any time or, in lieu of cash advances, obtain letters of credit in a maximum aggregate face amount outstanding at any time of $10 million.
     Pursuant to the terms of the Letter Agreement, the maximum aggregate principal amount would be reduced to $15 million as of March 21, 2002.

     Strategic and PNC have executed a Fourth Amendment to Loan Documents, dated as of March 13, 2002, which set the maximum amount available under the Letter Agreement at $20 million for the period of March 13, 2002 to March 19, 2002, and thereafter at $10 million, and all advances in excess of such amounts must be repaid at that time.

2.   Issue, renewal or guaranty:

     Amendment.

3.   Principal amount of each security:


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     The principal amount of the security will vary over
     time as borrowings are made and letters of credit are issued, but shall not exceed in the aggregate $10 million ($20 million for the period of March 13, 2002 through March 19, 2002) at any one time outstanding.

4.   Rate of interest per annum of each security:

     Advances under the line of credit facility will bear interest at the higher of (A) the Prime Rate or (B) the sum of (i) the Federal Funds rate plus (ii) fifty
     (50) basis points (0.50%). The "Prime Rate" as used herein is the rate publicly announced by PNC from time to time as its prime rate.

5.   Date of issue, renewal or guaranty of each security:

     March 13, 2002.

6.   If renewal of security, give date of original issue:

     November 14, 2000.

7.   Date of maturity of each security:

     The Letter Agreement terminates as of December 13,
     2002, or such later time as may be designated by PNC.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     PNC Bank, National Association

9.   Collateral given with each security:

     Collateral for the line of credit facility includes the following personal property of Strategic: (i) accounts, accounts receivable, contract rights, chattel paper, notes receivable, depository accounts, instruments and letter of credit rights; (ii) general intangibles;
     (iii) books and records relating to the foregoing; (iv) all property in PNC's possession, including deposit accounts; (v) cash and cash equivalents and (vi) all cash and non-cash proceeds of the foregoing property; excluding, however, certain existing and future deposit accounts maintained by Strategic with Chase Manhattan Trust Company, National Association and LaSalle Bank, National Association created for the purpose of providing performance assurance to certain of Strategic's wholesale power supply counterparties and funded by deposits made by Strategic's retail customers receiving such supply.

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10.  Consideration given for each security:

     The full principal amount of each advance.

11.  Application of proceeds of each security:

     The proceeds will be used for financing the existing business of Strategic.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).

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                                   /s/ Andrea F. Bielsker
                                   Andrea F. Bielsker
                                   Vice President - Finance,
                                   Chief Financial Officer
                                   and Treasurer
                                   Great Plains Energy
                                   Incorporated

Dated: March 21, 2002.